As filed with the Securities and Exchange Commission on April 29, 2010.
Registration No. 333-158577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
POST-EFFECTIVE AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
WESTMORELAND COAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1221	23-1128670
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
incorporation or organization)	Classification Number)
2 North Cascade Avenue, 2nd Floor
Colorado Springs, Colorado 80903
Telephone: (719) 442-2600
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Morris W. Kegley
General Counsel
Westmoreland Coal Company
2 North Cascade Avenue, 2 nd Floor
Colorado Springs, Colorado 80903
Telephone: (719) 442-2600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
With copies to:
John Elofson
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
Telephone: (303) 892-9400
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to section 8(a) may determine.

Explanatory Note
This Post-Effective Amendment No. 2 to the registration statement on Form S-1 (File No. 333-158577) (the “Registration Statement”) is being filed pursuant to the undertakings in Item 17 of the Registration Statement to update and supplement the information contained in the Registration Statement, as originally declared effective by the Securities and Exchange Commission (the “SEC”) on May 22, 2009, to (i) include the information contained in certain periodic filings filed with the SEC, (ii) update the section titled “Description of Warrant to Purchase Common Stock” contained in the prospectus included herein to clarify that the additional shares of common stock issuable upon exercise of the warrant granted to the warrant holder due to certain anti-dilution provisions are registered under the Securities Act on the registration statement of which this prospectus is a part pursuant to Rule 416 and (iii) make certain other updating revisions to the information contained herein so that such information is current as of the date of filing.
All filing fees payable in connection with the registration of these securities were previously paid.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither Westmoreland Coal Company nor the selling securityholders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.
Subject to completion, dated April 29, 2010
WESTMORELAND COAL COMPANY
Common Stock Purchase Warrant
4,343,314 Shares of Common Stock, $2.50 par value

This prospectus relates to the resale, from time to time, by selling securityholders of (i) a warrant to purchase 173,410 shares of Westmoreland Coal Company common stock at an exercise price of $19.03 per share until August 20, 2010 and (ii) 4,343,314 shares of Westmoreland Coal Company common stock. Shares of common stock offered by selling securityholders consist of: (a) 173,410 shares issuable upon exercise of the warrant; (b) up to 1,877,946 shares issuable upon conversion of 9% senior secured convertible promissory notes in the original principal amount of $15 million (including shares issuable upon conversion of additional notes that may be issued in the future as interest paid in kind in lieu of cash interest on the convertible notes); (c) 1,538,200 shares purchased by certain selling securityholders in the open market; (d) 6,318 shares issuable upon conversion of depositary shares representing fractional interests in our Series A Preferred Stock purchased by a selling securityholder in the open market; and (e) 747,440 shares that have been or will be contributed by us to the Westmoreland Coal Company Retirement Plan Trust from time to time in satisfaction of certain funding obligations we have to the trust. Other than the securities purchased in open market transactions, the selling securityholders received the securities, or the notes which are convertible into securities, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended. All securities, except for those being contributed to the Westmoreland Retirement Plan Trust, are being registered pursuant to registration rights agreements with selling securityholders.
The prices at which the selling securityholders may sell the securities will be determined by prevailing market prices or through privately negotiated transactions and the selling securityholders will be responsible for any discounts or commissions due to brokers or dealers. We will not receive proceeds from the sale of the securities. If the warrant is exercised in full for cash, we expect to receive proceeds of approximately $3.3 million. We have agreed to bear the expenses of registering the securities covered by this prospectus and any prospectus supplements.
The securities are being registered to permit the selling securityholders to sell the securities from time to time in the public market. The selling securityholders may sell the securities through ordinary brokerage transactions or through any other means described in the section titled “Plan of Distribution.” We do not know when or in what amount the selling securityholders may offer the securities for sale. The selling securityholders may sell any, all or none of the securities offered by this prospectus.
Our common stock is listed on NYSE Amex under the symbol “WLB.” On April 28, 2010, the last reported sale price of our common stock on the NYSE Amex was $13.91 per share. The warrant is not listed on an exchange, nor do we intend to list the warrant on any exchange.
Investing in our common stock involves significant risk. See “Risk Factors” beginning on page 2 for a discussion of certain risks you should consider before buying any securities hereunder.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus and any prospectus supplements. Any representation to the contrary is a criminal offense.

The date of this prospectus is April      , 2010.

We have not authorized any dealer, salesperson or other person to give any information or to make any representations to you other than the information contained in this prospectus. You must not rely on any information or representations not contained in this prospectus as if we had authorized it. The information contained in this prospectus is current only as of the date on the cover page of this prospectus or any prospectus supplement and may change after that date. We do not imply that there has been no change in the information contained in this prospectus or in our affairs since that date by delivering this prospectus. The selling securityholders are not making an offer of these securities in any state where the offer is not permitted.
This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request. If you would like a copy of any of this information, please submit your request to Westmoreland Coal Company, 2 North Cascade, 2 nd Floor, Colorado Springs, Colorado 80903, or call (719) 442-2600 to make your request.

PROSPECTUS SUMMARY
This summary contains basic information about us and the resale of the securities being offered by the selling securityholders. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes incorporated by reference in this prospectus, before making an investment decision. As used in this prospectus, the terms “we,” “our,” “ours” and “us” may, depending on the context, refer to Westmoreland Coal Company or to Westmoreland Coal Company’s subsidiaries or to Westmoreland Coal Company and its subsidiaries, taken as a whole.
Our Business
Westmoreland Coal Company began mining in Westmoreland County, Pennsylvania in 1854 as a Pennsylvania corporation. In 1910, we incorporated in Delaware and continued our focus on underground coal operations in Pennsylvania and the Appalachian Basin. We moved our headquarters from Philadelphia, Pennsylvania to Colorado Springs, Colorado in 1995 and fully divested ourselves of all Eastern coal operations. Today, Westmoreland Coal Company is an energy company employing 1,109 employees whose operations include five surface coal mines in Montana, North Dakota and Texas and two coal-fired power generating units with a total capacity of 230 megawatts in North Carolina. We sold 24.3 million tons of coal in 2009. For a more comprehensive overview of our business, we refer you to Items 1 and 2 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which are incorporated by reference herein.
Corporate Information
Our principal executive offices are located at 2 North Cascade Avenue, 2nd Floor, Colorado Springs, CO 80903. Our telephone number is (719) 442-2600. Our website is www.westmoreland.com. The contents of our website are not a part of this prospectus.
The Offering

Issuer	Westmoreland Coal Company

Seller	One or more selling securityholders identified in “Selling Securityholders” below. We are not selling any of the securities offered under this prospectus or any prospectus supplement.

Securities Offered	• 1,538,200 shares of common stock purchased in the open market by certain selling securityholders

• 747,440 shares of common stock, which have been or may be contributed to the Westmoreland Retirement Plan Trust

• Warrant to purchase 173,410 shares of common stock at an exercise price of $19.03 expiring in August 2010

• 173,410 shares of common stock issuable upon exercise of the warrant

• 1,877,946 shares of common stock issuable upon conversion of the 9% senior secured convertible promissory notes

• 6,318 shares of common stock issuable upon conversion of certain depositary shares representing fractional interests in our Series A Preferred Stock

Use of Proceeds	We will not receive any proceeds from the sale by any selling securityholder of the securities offered under this prospectus or any prospectus supplement. If the warrant is exercised in full for cash, we will receive proceeds of approximately $3.3 million, which we intend to use for general corporate purposes. See “Use of Proceeds.”

Our Common Stock	Our common stock is quoted on NYSE Amex under the symbol “WLB.”

Risk Factors	Investing in our securities involves significant risk. See “Risk Factors” for a discussion of the risks associated with an investment in our securities.

RISK FACTORS
Investing in our securities involves risks. You should carefully consider and evaluate all of the information contained in this prospectus and in the documents incorporated herein by reference before you decide to purchase our securities. Any of the risks and uncertainties set forth herein could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the trading price of our common stock being offered by this prospectus. As a result, you could lose all or part of your investment. You should also consider the other important factors that can affect our business discussed below under the caption “Forward-Looking Statements.”
We may not generate sufficient cash flow to pay our operating expenses, meet our debt service costs and pay our heritage and corporate costs, and we may not be able to obtain additional sources of liquidity to meet these needs.
We are a holding company that conducts our operations through our subsidiaries. Certain costs that we incur are direct obligations of ours such as significant heritage health benefit costs, and we rely on dividends from our subsidiaries to meet these holding company obligations. Our Westmoreland Mining LLC subsidiary, which owns the Rosebud, Jewett, Beulah and Savage Mines, and our Westmoreland Partners subsidiary, which owns ROVA, are subject to credit facilities that require the maintenance of reserve accounts and limit the ability of those subsidiaries to dividend funds to us based on changes in reserve account balances and the subsidiaries’ operating results. Accordingly, these subsidiaries may not be able to pay dividends to us in the amounts and in the time required for us to pay our heritage health benefit costs and corporate expenses. Ultimately, if our subsidiaries’ operating cash flows are insufficient to support their operations and provide dividends to us in the amounts and time required to pay our expenses, and we are unable to obtain external financing at sufficient levels to pay such obligations, we will be unable to meet our obligations as they come due.
As a result of Westmoreland Resources Inc., or WRI, which owns the Absaloka Mine, renewed revolving line of credit and an increase in its term debt, anticipated reductions in our heritage medical obligations and the conclusion of customer shutdowns, we anticipate that our cash from operations and available borrowing capacity will be sufficient to meet our working capital and bonding requirements, planned capital expenditures and debt payments for the foreseeable future, although by a small margin. However, our expectations in this regard are subject to numerous risks and uncertainties, and may not be realized. Because of the uncertainties surrounding the 2010 forecast assumptions and anticipated non-compliance with certain debt covenants, the report from our independent registered public accounting firm on our consolidated financial statements for the year ended December 31, 2009, includes an explanatory paragraph that summarizes the salient facts or conditions that raise substantial doubt about our ability to continue as a going concern.
We have a significant amount of debt, which imposes restrictions on us and may limit our flexibility, and a decline in our operating performance may materially affect our ability to meet our future financial commitments and liquidity needs.
As of December 31, 2009, our total gross indebtedness, excluding debt discounts, was approximately $259.9 million, the principal components of which are: $148.8 million of Westmoreland Mining LLC term and other debt; $55.6 million of ROVA term debt; $38.3 million under WRI’s revolving line of credit and term and other debt; and $17.2 million of convertible notes. We may incur additional indebtedness in the future, including indebtedness under our three existing revolving credit facilities.
A substantial portion of our subsidiaries’ cash flows must be used to pay principal and interest on our indebtedness and is not available to fund working capital, capital expenditures, bonding requirements, heritage costs or other general corporate uses. In addition, the degree to which we are leveraged could have other important consequences, including: increasing our vulnerability to general adverse economic and industry conditions; limiting our ability to obtain additional financing to fund future working capital, capital expenditures or equipment leases or other general corporate requirements; limiting our ability to grow our business; and limiting our flexibility in planning for, or reacting to, changes in our business and in the industry.
If our operating performance fails to improve as anticipated, or if we do not have sufficient cash flows and capital resources to meet our debt service obligations, we may be forced to seek additional capital or seek to restructure or refinance our indebtedness. If we are unable to obtain new or restructured financing, we could be forced to sell our assets or those of our subsidiaries under unfavorable circumstances to make up for any shortfall in our payment obligations. Our existing credit facilities limit our ability to sell assets and restrict the use of the proceeds from any such sale. Therefore, even if forced to do so, we may not be able to sell assets quickly enough or for sufficient amounts to enable us to meet our debt obligations. In addition, our liquidity could be adversely affected if one or more lenders under our subsidiaries’ revolving credit agreements become unwilling or unable to fund amounts under those facilities when requested.

If we fail to comply with certain covenants in our various debt arrangements, it could negatively affect our liquidity and ability to finance our operations.
Our lending arrangements contain, among other conditions, events of default and various affirmative and negative covenants. In 2009, WML did not comply with a leverage ratio covenant in its debt agreement and obtained a waiver from its lenders for defaults through March 31, 2010, subject to certain conditions. At September 30, 2009, WRI was unable to comply with its net worth covenant contained in its business loan agreement. WRI obtained a waiver from its lenders for the quarter ended September 30, 2009. The agreement was subsequently amended to extend the net worth requirement from September 30, 2009 to April 30, 2010. We currently anticipate that we will not be able to meet the WRI net worth covenant requirement by April 30, 2010. Should we not meet the conditions of the waivers, the lenders may require the payment of additional fees, require prepayment of a portion of indebtedness to them, accelerate the amortization schedule for the indebtedness and or increase the interest rates they charge on our outstanding indebtedness. Should we be unable to meet future debt-related covenants, we will be required to seek a waiver of such covenant to avoid an event of default. Covenant waivers and modifications may be expensive to obtain, or, potentially, unavailable. If we are unable to obtain covenant waivers and our lenders accelerate our debt, we could attempt to refinance or repay the debt with the proceeds from sales of assets. Sales of assets undertaken in response to such immediate needs may be made at potentially unfavorable prices, or asset sales may not be sufficient to refinance or repay the debt, and we may be unable to complete such transactions in a timely manner, on favorable terms, or at all.
Continuing unfavorable economic conditions could have a material adverse effect on our results of operations.
Economic conditions in the United States and throughout much of the world experienced a sudden, sharp economic downturn in 2008 and 2009. While the markets have shown improvements in recent months, continuing turmoil in the financial markets could make it more difficult for us to access capital, sell assets, refinance our existing indebtedness, obtain waivers for covenant violations from our lenders if necessary, obtain future bonding capacity required to expand our operations, enter into agreements for new indebtedness, or obtain funding through the issuance of our securities.
Our dependence on a small group of customers could adversely affect our revenues if such customers reduce or suspend their coal purchases or if they become unable to pay for our coal.
In 2009, approximately 60% of our total revenues were derived from coal sales to four power plants: Limestone Generating Station (19% of our 2009 revenues), Colstrip Units 3&4 (18%), Colstrip Units 1&2 (12%) and Sherburne County Station (11%). Interruption in the purchases of coal by our operations of our principal customers could significantly affect our revenues. During 2009, unscheduled power plant outages occurred after planned maintenance outages at power plants served by our Rosebud and Beulah Mines resulting in lost revenues of approximately $47.5 million. Unscheduled maintenance outages at our customers’ power plants, unseasonably moderate weather, or increases in the production of alternative clean-energy generation such as wind power could cause our customers to reduce their purchases. In addition, new environmental regulations could compel our customer of the Jewett Mine to purchase more compliance coal, reducing or eliminating our sales to them. Four of our five mines are dedicated to supplying customers located adjacent to or near the mines, and these mines may have difficulty identifying alternative purchasers of their coal if their existing customers suspend or terminate their purchases. The reduction in the sale of our coal would adversely affect our operating results. In addition, if any of our major customers became unable to pay for contracted amounts of coal, our results of operation and liquidity would be adversely affected.
If our assumptions regarding our future expenses related to employee benefit plans are incorrect, then expenditures for these benefits could be materially different than we have assumed.
We provide various postretirement medical benefits, black lung and worker’s compensation benefits to current and former employees and their dependents. We calculate the total accumulated benefit obligations according to the guidance provided by Generally Accepted Accounting Principles, or GAAP. We estimate the present value of our postretirement medical, black lung and worker’s compensation benefit obligations to be $190.2 million, $14.7 million and $11.2 million, respectively, at December 31, 2009. We have estimated these unfunded obligations based on actuarial assumptions described in the notes to our consolidated financial statements. If our assumptions do not materialize as expected, cash expenditures and costs that we incur could be materially different.
Inaccuracies in our estimates of our coal reserves could result in decreased profitability from lower than expected revenues or higher than expected costs.
Our future performance depends on, among other things, the accuracy of our estimates of our proven and probable coal reserves. Our reserve estimates are prepared by our engineers and geologists and are updated periodically. There are numerous factors and assumptions inherent in estimating the quantities and qualities of, and costs to mine, coal reserves, including many factors beyond our control, including the following:
•	quality of the coal;
•	geological and mining conditions, which may not be fully identified by available exploration data and/or may differ from our experiences in areas where we currently mine;
•	the percentage of coal ultimately recoverable;

•	the assumed effects of regulation, including the issuance of required permits, taxes, including severance and excise taxes and royalties, and other payments to governmental agencies;
•	assumptions concerning the timing for the development of the reserves; and
•	assumptions concerning equipment and productivity, future coal prices, operating costs, including for critical supplies such as fuel, tires and explosives, capital expenditures and development and reclamation costs.
As a result, estimates of the quantities and qualities of economically recoverable coal attributable to any particular group of properties, classifications of reserves based on risk of recovery, estimated cost of production, and estimates of future net cash flows expected from these properties may vary materially due to changes in the above factors and assumptions. Any inaccuracy in our estimates related to our reserves could result in decreased profitability from lower than expected revenues and/or higher than expected costs.
If the assumptions underlying our reclamation and mine closure obligations are materially inaccurate, we could be required to expend greater amounts than anticipated.
The Surface Mining Control and Reclamation Act of 1977, or SMCRA, establishes operational, reclamation and closure standards for all aspects of surface mining as well as most aspects of deep mining. We calculated the total estimated reclamation and mine-closing liabilities according to the guidance provided by GAAP and current industry practice. Estimates of our total reclamation and mine-closing liabilities are based upon permit requirements and our engineering expertise related to these requirements. If our estimates are incorrect, we could be required in future periods to spend more or less on reclamation and mine-closing activities than we currently estimate. Likewise, if our customers, some of whom are contractually obligated to pay certain reclamation costs, default on the unfunded portion of their contractual obligations to pay for reclamation, we could be forced to make these expenditures ourselves and the cost of reclamation could exceed any amount we might recover in litigation.
We estimate that our gross reclamation and mine-closing liabilities, which are based upon projected mine lives, current mine plans, permit requirements and our experience, were $244.6 million (on a present value basis) at December 31, 2009. Of these December 31, 2009 liabilities, our customers have assumed $82.2 million by contract. In addition, we held final reclamation deposits, received from customers, of approximately $73.1 million at December 31, 2009 to provide for these obligations. We estimate that our obligation for final reclamation that was not the contractual responsibility of others or covered by offsetting reclamation deposits was $89.3 million at December 31, 2009. This $89.3 million must be recovered in the price of coal sold. Responsibility for the final reclamation amounts may change in certain circumstances.
In addition, we are currently in a dispute with our coal buyers that own the Colstrip Units 3&4 at Rosebud regarding reclamation costs. The buyers assert that they were charged for base reclamation work in Area C of the Rosebud Mine when those charges were actually for final reclamation, which would be our responsibility under the terms of the coal supply agreement. The refund of $21.0 million sought by the buyers includes $17.0 million in alleged overpayments for final reclamation work plus $4.0 million in interest. If the buyers prevail and all of the challenged work is determined to be final reclamation rather than base reclamation, we could be required to refund in cash the overpayment with interest, which would materially affect our ability to use cash to obtain bonding for future mining, restrict cash dividends from the mine to the holding company and could cause a potential breach of a Westmoreland Mining loan covenant.
After discussions with the Colstrip Unit 3&4 buyers in the fourth quarter of 2009 and first quarter of 2010, we have determined that a settlement agreement would be reached. As a result, we recorded $6.5 million to Other current liabilities and reduced Revenues by the same amount for this claim. In addition, Cost of sales was reduced by $1.7 million and a corresponding $1.7 million recorded in Other current assets for prepaid production taxes and royalties.
If the cost of obtaining new reclamation bonds and renewing existing reclamation bonds continues to increase or if we are unable to obtain additional bonding capacity, our operating results could be negatively affected.
Federal and state laws require that we provide bonds to secure our obligations to reclaim lands used for mining. We must post a bond before we obtain a permit to mine any new area. These bonds are typically renewable on a yearly basis and have become increasingly expensive. Bonding companies are requiring that applicants collateralize increasing portions of their obligations to the bonding company. In 2009, we paid approximately $4.1 million in premiums for reclamation bonds and were required to use $3.2 million in cash to collateralize 21% of the face amount of the new bonds obtained in 2009. We anticipate that, as we permit additional areas for our mines in 2010 and 2011, our bonding requirements will increase significantly and our collateral requirements will increase as well. Any capital that we provide to collateralize our obligations to our bonding companies is not available to support our other business activities. If the cost of our reclamation bonds continues to increase, our results of operations could be negatively affected. Additionally, if we are unable to obtain additional bonding capacity due to cash flow constraints, we will be unable to begin mining operations in newly permitted areas. Our inability to begin operations in new areas will hamper our ability to efficiently meet our current customer contract deliveries, expand operations, and increase revenues.

Our coal mining operations are subject to external conditions that could disrupt operations and negatively affect our profitability.
Our coal mining operations are all surface mines. These mines are subject to conditions or events beyond our control that could disrupt operations, affect production, and increase the cost of mining at particular mines for varying lengths of time. These conditions or events include: unplanned equipment failures, which could interrupt production and require us to expend significant sums to repair our equipment, which is integral to the mining of coal; geological conditions such as variations in the quality of the coal produced from a particular seam, variations in the thickness of coal seams and variations in the amounts of rock and other natural materials that overlie the coal that we are mining; and weather conditions. For example, in our recent past, we have endured: a major blizzard at the Beulah Mine, which interrupted operations; a fire on the trestle at the Beulah Mine that interrupted rail shipment of our coal; and an unanticipated replacement of boom suspension ropes on one of our draglines that caused a multi-week interruption of mining. Major disruptions in operations at any of our mines over a lengthy period could adversely affect the profitability of our mines.
Should our Private Letter Ruling pertaining to our Indian Coal Tax Credit, or ICTC, be audited by the IRS, the transaction may be cancelled and we may be required to return payments received from the third party.
Our mining subsidiary at our Absaloka Mine entered into a series of transactions, including the formation of a limited liability company with an unaffiliated investor, in order to take advantage of certain available tax credits for the production of coal on Indian lands. We requested and have received a private letter ruling, or PLR, from the IRS providing that the ICTCs will be available under the specific scenario described in the PLR. Even though we have received the PLR, there are certain issues that may be raised by the IRS in a subsequent audit of tax returns of the members of the limited liability company. In the unlikely event that a subsequent audit disqualifies the tax credits as approved in the PLR or disallows the allocations of the tax credits, we could be required to either return to the investor previously received payments under the notes, and the transaction would effectively be cancelled or retain the previously received payments under the notes, but the transaction would effectively be cancelled from the date of the disallowance. We will pay to the Crow Tribe 33% of the expected ICTC payments we will receive from the investor. The Crow Tribe is only required to reimburse us under very limited circumstances. As a result, in the unlikely event that the IRS disallows or disqualifies the tax credit, we would be unable to recoup payments already paid to the Crow Tribe.
Our future success depends upon our ability to continue acquiring and developing coal reserves that are economically recoverable and to raise the capital necessary to fund our expansion.
Our recoverable reserves will decline as we produce coal. We have not yet applied for the permits required or developed the mines necessary to use all of the coal deposits under our mineral rights. Furthermore, we may not be able to mine all of our coal deposits as efficiently as we do at our current operations. Our future success depends upon our conducting successful exploration and development activities and acquiring properties containing economically recoverable coal deposits. In addition, we must also generate enough capital, either through our operations or through outside financing, to mine these additional reserves and to acquire new reserves. Our current strategy includes increasing our coal reserves through acquisitions of other mineral rights, leases, or producing properties and continuing to use our existing properties. Our ability to further expand our operations may be dependent on our ability to obtain sufficient working capital, either through cash flows generated from operations, or financing activities, or both. As mines become depleted, replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. These factors could have a material adverse affect on our mining operations and costs, and our customers’ ability to use the coal we mine.
Union represented labor creates an increased risk of work stoppages and higher labor costs.
At December 31, 2009, approximately 51% of our total workforce was represented by either the International Union of Operating Engineers Local 400 or the United Mine Workers of America. Our unionized workforce is spread out amongst four of our surface mines. As a majority of our workforce is unionized, there may be an increased risk of strikes and other labor disputes, as well as higher labor costs. In March 2009, during negotiation over a collective bargaining agreement, our employees at the Rosebud Mine imposed a sixteen-day work stoppage. On April 6, 2009, we entered into a new four-year agreement with the union, and the Rosebud Mine resumed full operation. The impact on our operations was minimal as we continued to make most of our scheduled coal deliveries. If our Jewett Mine operations were to become unionized, we could be subject to additional risk of work stoppages, other labor disputes and higher labor costs, which could adversely affect the stability of production and our results of operations.
Legislation has been proposed to Congress to enact a law allowing workers to choose union representation solely by signing election cards (“Card Check”), which would eliminate the use of secret ballots to elect union representation. While the impact is uncertain, if Card Check legislation is enacted into law, it will be administratively easier for unions to unionize coal mines and may lead to more coal mines becoming unionized.
Our revenues could be affected by unscheduled outages at ROVA or if the scheduled maintenance outages at ROVA last longer than anticipated.
Unplanned outages of generating units and extensions of scheduled outages due to mechanical failures or other problems occur from time-to-time and are an inherent risk of our business. Unplanned outages typically increase our operation and maintenance expenses and may reduce our revenues as a result of selling fewer megawatt hours. While we maintain insurance, the proceeds of such insurance may not be adequate to cover our lost revenues, increased expenses or liquidated damages payments should we experience equipment breakdown. As our facilities were brought online in the mid 1990s, they require periodic upgrading and improvement. Any unexpected failure, including failure associated with breakdowns, forced outages or any unanticipated capital expenditures could result in reduced profitability. In September 2009, we were forced to keep the larger ROVA plant offline for a significant period of time following a scheduled major turbine outage due to unanticipated mechanical issues that arose. In 2010, we have a major scheduled turbine outage for our smaller ROVA plant, which could result in unscheduled maintenance issues.

The profitability of ROVA could be severely affected beginning in 2014 due to differences in the termination dates of our coal supply agreements and power purchase agreements.
We entered into a ROVA Coal Supply Agreement for our larger plant on June 21, 1993, and a ROVA Coal Supply Agreement for our smaller plant on December 1, 1993, which provide for ROVA’s coal needs for a twenty-year period, terminating on May 29, 2014 and June 1, 2015, respectively. We also entered into power purchase agreements with Dominion Virginia Power that provide for the sale of power for a twenty-five year term through May 29, 2019, for our larger ROVA plant and June 1, 2020, for the smaller ROVA plant. The coal supply agreements provide for coal at a price per ton that is less than today’s open market price for Central Appalachia coal. Upon the termination of the coal supply agreements beginning in 2014, we will be required to renegotiate our current contract or find a substitute supply of coal, likely at a cost per ton far greater than the price we are paying today. However, the power purchase agreements do not provide for a price increase related to an increase in the cost per ton of delivered coal and Dominion Virginia Power’s payment for power after 2014 will not escalate with our increased coal costs. Due to the change in the economics of ROVA at such time, it is projected that ROVA will begin incurring losses in 2014 and may be unable to pay its debt and other obligations as they become due. Should ROVA renegotiate its future coal supply contracts prior to 2014 in a manner that results in higher coal prices, the incurrence of losses and an inability to pay obligations could be accelerated.
Permitting issues in Central Appalachia could put ROVA’s coal supply at risk.
ROVA purchases coal under long-term contracts from coal suppliers with identified reserves located in Central Appalachia. While our coal supply has been relatively stable since the inception of the contracts, potential permitting issues pertaining to the reserves identified as our source of coal in our coal contracts could prove problematic in the coming years. Should regulatory/legal action prevent our coal supplier from continuing to mine the reserves identified as our source of coal or to mine other reserves that could be identified as potential sources of coal, we could be forced to find an alternative source of coal at higher prices. While the cost of cover for substitute coal should be covered by our coal contracts, we would be forced to initially incur the higher costs to secure a coal supply to provide for the continued operations at ROVA. In addition, should issues arise under our coal contracts relating to the cost of cover, the coal suppliers’ guarantee or any other issue, we could be forced to incur significant legal expenses and, potentially, may never recoup our incremental coal or related legal costs.
Risk Factors Relating to the Coal and Power Industries
The recent downturn in the domestic and international financial markets, and the risk of prolonged global recessionary conditions, could adversely affect our financial condition and results of operations.
Because we sell substantially all of our coal to electric utilities, our business and results of operations remain closely linked to demand for electricity. The recent downturn in the domestic and international financial markets has created economic uncertainty and raised the risk of prolonged global recessionary conditions. Historically, global demand for basic inputs, including electricity production, has decreased during periods of economic downturn. If the recent downturn in the domestic and international financial markets decreases global demand for electricity production, our financial condition and results of operations could be adversely affected.
Increased consolidation and competition in the U.S. coal industry may adversely affect our revenues and profitability.
During the last several years, the U.S. coal industry has experienced increased consolidation. Consequently, many of our competitors in the domestic coal industry are major coal producers who have significantly greater financial resources than we do. The intense competition among coal producers may impact our ability to retain or attract customers and may therefore adversely affect our future revenues and profitability.
Any change in consumption patterns by utilities away from the use of coal could affect our ability to sell the coal we produce or the prices that we receive.
Some power plants are fueled by natural gas because of the relatively cheaper construction costs of such plants compared to coal-fired plants and because natural gas is a cleaner burning fuel. The domestic electric utility industry accounts for approximately 90% of domestic coal consumption. The amount of coal consumed by the domestic electric utility industry is affected primarily by the overall demand for electricity, environmental and other governmental regulations, and the price and availability of competing fuels for power plants such as nuclear, natural gas and fuel oil as well as alternative sources of energy. A decrease in coal consumption by the domestic electric utility industry could adversely affect the price of coal, which could negatively impact our results of operations and reduce our cash available for distribution.

Extensive government regulations impose significant costs on our mining operations, and future regulations could increase those costs or limit our ability to produce and sell coal.
The coal mining industry is subject to increasingly strict regulation by federal, state and local authorities with respect to matters such as:
•	limitations on land use;
•	employee health and safety;
•	mandated benefits for retired coal miners;
•	mine permitting and licensing requirements;
•	reclamation and restoration of mining properties after mining is completed;
•	air quality standards;
•	water pollution;
•	construction and permitting of facilities required for mining operations, including valley fills and other structures, including those constructed in water bodies and wetlands;
•	protection of human health, plant life and wildlife;
•	discharge of materials into the environment; and
•	effects of mining on groundwater quality and availability.
The costs, liabilities and requirements associated with these and other regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. Failure to comply with these regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our operations. We may also incur costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. We must compensate employees for work-related injuries. If we do not make adequate provision for our workers’ compensation liabilities, it could harm our future operating results. If we are pursued for these sanctions, costs and liabilities, our mining operations and, as a result, our profitability could be adversely affected.
The possibility exists that new legislation and/or regulations and orders may be adopted that may materially adversely affect our mining operations, our cost structure and/or our customers’ ability to use coal. New legislation or administrative regulations (or new judicial interpretations or administrative enforcement of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs. These regulations, if proposed and enacted in the future, could have a material adverse effect on our financial condition and results of operations.
Extensive environmental laws and regulations affect the end-users of coal and could reduce the demand for coal as a fuel source and cause the volume of our sales to decline. These laws and regulations could also impose costs on ROVA that it would be unable to pass through to its customer.
Coal contains impurities, including but not limited to sulfur, mercury, chlorine, carbon and other elements or compounds, many of which are released into the air when coal is burned. The emission of these and other substances is regulated extensively regulated at the federal, state and local level, and these regulations significantly affect our customers’ ability to use the coal we produce and, therefore, the demand for that coal. For example, the purchaser of coal produced from the Jewett Mine blends our lignite with compliance coal from Wyoming. Tightened nitrogen oxide and new mercury emission standards could result in the customer purchasing an increased blend of the Wyoming coal in order to reduce emissions. Further, increased market prices for sulfur dioxide emissions and increased coal ash costs could also favor an increased blend of the lower ash Wyoming compliance coal. In such a case, the customer has the option to increase its purchases of other coal and reduce purchases of our coal or terminate our contract. A termination of the contract or a significant reduction in the amount of our coal that is purchased by the customer could have a material adverse effect on our results of operation and financial condition.
In addition, greenhouse gas, or GHG, emissions have increasingly become the subject of a large amount of international, national, state and local attention. Coal-fired power plants can generate large amounts of carbon emissions. Accordingly, our coal and power operations will likely be affected by legislation or regulation intended to limit GHGs. For example, the EPA has issued a notice of finding and determination that emissions of carbon dioxide, methane and other GHGs present an endangerment to human health and the environment, which allows the EPA to begin regulating emissions of GHGs under existing provisions of the federal Clean Air Act. The EPA has begun to implement GHG-related reporting and permitting rules. Similarly, the U.S. Congress is considering “cap and trade” legislation that would establish an economy-wide cap on emissions of GHGs in the United States and would require most sources of GHG emissions to obtain GHG emission “allowances” corresponding to their annual emissions of GHGs. In addition, coal-fired power plants have become subject to challenge, including the opposition to any new coal-fired power plants or capacity expansions of existing plants, by environmental groups seeking to curb the environmental effects of emissions of GHGs.

These developments could have a variety of adverse effect on demand for the coal we produce. For example, state or federal laws or regulations regarding GHGs could result in fuel switching from coal to other fuel sources by electricity generators, or require us or our customers to employ expensive technology to capture and sequester carbon dioxide. Political opposition to the development of new coal-fired power plants, or regulatory uncertainty regarding future emissions controls, may result in fewer such plants being built, which would limit our ability to grow in the future.
With respect to ROVA, it may be unable to pass costs associated with GHG-related regulation on to Dominion Virginia Power under its power purchase agreement even though any imposed carbon tax would be passed through to ROVA from its coal suppliers under the terms of the applicable coal supply agreements. Any legislation or regulation that has the effect of imposing costs on ROVA it is unable to pass through to Dominion Virginia Power would adversely affect our earnings and liquidity.
Risk Factors Relating to our Equity
Provisions of our certificate of incorporation, bylaws, Delaware law and our stockholder rights plan may have anti-takeover effects that could prevent a change of control of our company that stockholders may consider favorable, and the market price of our common stock may be lower as a result.
Provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our bylaws impose various procedural and other requirements that could make it more difficult for stockholders to bring about some types of corporate actions. In addition, a change of control may be delayed or deterred as a result of our stockholder rights plan, which was initially adopted by our Board of Directors in early 1993 and amended and restated in February 2003 and further amended in May 2007 and March 2008. Our ability to issue preferred stock in the future may influence the willingness of an investor to seek to acquire our company. These provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control.
Future sales of our common stock by our major stockholder may depress our share price and influence our management policies.
Tontine Partners, L.P., Tontine Capital Partners, L.P. and certain affiliates (collectively, “Tontine”) beneficially own approximately 27% of our common stock, which includes shares it could acquire upon conversion of notes and preferred stock. We have granted Tontine registration rights with respect to our common stock it holds, including shares it could acquire upon conversion of notes and preferred stock. Upon effectiveness of the registration statement of which this prospectus forms a part, the shares of common stock beneficially owned by Tontine will be registered for resale. Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. On November 10, 2008, Tontine filed an amended Schedule 13D indicating, among other things, that it had begun to explore alternatives for the disposition of its Westmoreland holdings. On October 23, 2009, Tontine filed a further amendment to its Schedule 13D indicating, among other things, that it had determined to form Tontine Capital Overseas Master Fund II, L.P., which was further amended on March 2, 2010 indicating the transfer of certain shares from existing Tontine entities to the newly-formed entity. Tontine’s various affiliated entities may hold and/or dispose of our securities or may purchase additional securities of the Company, at any time and from time to time in the open market or otherwise. Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline.
If Tontine were to sell its entire holdings to one person, that person could have influence over our management policies. A sale to a single person could be less detrimental to our stock price than a series of sales by Tontine into the market. However, a sale to a single person could be made more difficult as a result of the takeover defenses we have in place. As discussed in “Description of Capital Stock—Antitakeover Provisions,” for instance, Tontine is currently permitted, subject to certain conditions, to own greater than 20% of our common stock without triggering the “flip-in” provision of the stockholders rights plan. A purchaser of Tontine’s entire holdings would not have the same exemption unless it was granted by our board of directors.
Tontine may have the ability to exert influence over our management.
Pursuant to a Note Purchase Agreement with Tontine dated March 4, 2008, if Tontine owns 10% or more of the outstanding shares of common stock, it shall have the right to designate two persons for election to our board of directors who are reasonably acceptable to the board, and the board will consist of not more than nine members, or not more than seven members when no Series A Convertible Exchangeable Preferred Stock is outstanding. At this time, Tontine has not appointed any members to our board of directors. However, should Tontine elect to appoint two members to our board of directors, it could influence our management and policies. In addition, should Tontine convert all convertible securities owned by it, it would own approximately 27% of our outstanding common stock. With such ownership, Tontine may have the ability to influence matters requiring stockholder approval, including the election of our directors, the adoption of amendments to our Articles of Incorporation, the approval of mergers and sales of all or substantially all of our assets, decisions affecting our capital structure and other significant corporate transactions. The interests of Tontine may not in all cases be aligned with the interests of our other stockholders.

Sales of our common stock by the selling securityholders may cause our stock price to decline.
Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional common or preferred stock. As of April 26, 2010, we had 10,639,234 shares of common stock outstanding. Upon effectiveness of this registration statement, 4,343,314 shares will be registered for resale under this prospectus and will become freely tradable.
The existence of outstanding rights to purchase common stock may impair our stock price and our ability to raise capital.
Approximately 354,224 shares of our common stock are issuable (excluding SARs) on exercise of warrants (not including the warrant registered hereunder), options or other rights to purchase common stock at prices ranging from $12.04 to $24.12 and having a weighted average price of $18.73. In addition, there are 1,764,640 shares of common stock (which number could increase to 1,877,946) issuable upon the conversion of convertible notes held by Tontine, which are convertible at the option of the holder at a conversion price of $10.00 per share. During the term of the warrants, options, convertible notes, convertible preferred stock and other rights, the holders are given an opportunity to profit from a rise in the market price of our common stock with a resulting dilution in the ownership interest of the other stockholders. Our ability to obtain additional equity financing during the period such rights are outstanding may be adversely affected, and the existence of the rights may have an adverse effect on the price of our common stock.
The market price of our common stock has experienced volatility and could decline.
Our common stock is listed on the NYSE Amex. Over the last year, the closing price of our common stock has fluctuated from a low of $6.28 per share to a high of $13.94 per share. The stock prices of virtually all companies have decreased since the Fall of 2008 as global economic issues have adversely affected public markets, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments globally and market perceptions of the attractiveness of particular industries. As a result of these factors, the market price of our common stock at any given point in time might not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
FORWARD-LOOKING STATEMENTS
This prospectus, including the information incorporated by reference, contains “forward-looking statements.” Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Examples of forward-looking statements include, but are not limited to, statements we make regarding our expected increase in tons of coal to be delivered, the amount of our coal that will be subject to purchase contracts through 2019, an expected decrease in heritage health benefit expenses, cash payments and administrative costs, a reduction in cash receipts and the impact on our revenues due to a change in the rate charged by our ROVA plant, an expected decrease in pension expenses, an expected increase in our required pension plan contributions, an expected increase in our depreciation expense, anticipated capital investments and how such investments will be funded, an expected increase in our restricted investments and bond collateral, an expected reduction in our repayment obligations, and our expectation that our cash from operations and available borrowing capacity will be sufficient to meet our working capital and bonding requirements, planned capital expenditures and debt payments for the foreseeable future.
Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We caution you therefore against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements include political, economic, business, competitive, market, weather and regulatory conditions and the following:
•	changes in our postretirement medical benefit and pension obligations;
•	inability to expand or continue current coal operations due to limitations in obtaining bonding capacity for new mining permits;
•	our ability to maintain compliance with debt covenant and waiver agreement requirements or obtain waivers from our lenders in cases of non-compliance with our debt covenants;
•	the inability of our subsidiaries to pay dividends to us due to restrictions in our debt arrangements or reductions in planned coal deliveries;
•	the structure of ROVA’s contracts with its lenders, coal suppliers and the power purchaser, which could dramatically affect the overall profitability of ROVA;

•	the effect of prolonged maintenance or unplanned outages at our operations or those of our major power generating customers;
•	future legislation and changes in regulations, governmental policies and taxes, including those aimed at reducing emissions of elements such as mercury, sulfur dioxides, nitrogen oxides, particulate matter or greenhouse gases; and
•	the other factors that are described in “Risk Factors” herein.
Any forward-looking statements made by us in this prospectus, including the information incorporated by reference, speak only as of the date on which it was made. Factors or events that could cause our actual results to differ may emerge from time-to-time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.
DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws. Copies of these documents are exhibits to our registration statement, of which this prospectus forms a part, and are incorporated by reference into the registration statement.
Our authorized capital stock consists of 30,000,000 shares of common stock, par value $2.50 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. As of April 26, 2010, we had 10,639,234 shares of common stock outstanding and approximately 160,129 shares of preferred stock outstanding. Our common stock is listed on the NYSE Amex under the symbol “WLB.” The depositary shares representing fractional interests in our Series A Convertible Exchangeable Preferred Stock (“Series A Preferred Stock”) are also listed on the NYSE Amex under the symbol “WLB-P.”
Common Stock
We are authorized to issue one class of common stock. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election by the holders of our common shares. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. We are currently prohibited from paying dividends on our common stock due to outstanding cumulative dividends on our Series A Preferred Stock.
In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption, or conversion rights. The rights, preferences, and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of the Series A Preferred Stock and the shares of any series of preferred stock that we may designate and issue in the future. All outstanding shares of our common stock are fully paid and nonassessable and the shares of common stock offered hereby, including those that are issuable on exercise of the warrant and conversion of the convertible notes and Series A Preferred Stock, will be fully paid and nonassessable.
Preferred Stock
Series A Preferred Stock
We have designated 575,000 shares of our preferred stock as Series A Preferred Stock. As of April 26, 2010, there were approximately 160,129 shares of our Series A Preferred Stock issued and outstanding, represented by 640,515 depositary shares.
Ranking. The Series A Preferred Stock ranks prior to our common stock as to rights to receive dividends and distributions upon dissolution. Without the vote of the holders of 2/3 of the Series A Preferred Stock, voting separately as a class, no class or series of capital stock can be created that ranks equally with or senior to the Series A Preferred Stock as to dividend rights or liquidation preference.
Dividend rights. The holders of the Series A Preferred Stock are entitled to receive, when, as, and if declared by our board of directors out of funds legally available therefor, cumulative cash dividends at the rate of 8 1 / 2 % per annum per share (equivalent to $2.125 per annum per depositary share), payable quarterly on April 1, July 1, October 1, and January 1 in each year. In general, and subject to the Certificate of Designation, dividends not so paid accumulate and amounted to $19.6 million in the aggregate ($122.40 per preferred share or $30.60 per depositary share) as of April 1, 2010. Unless full cumulative dividends on the Series A Preferred Stock have been paid or declared in full and sums set aside for the payment thereof, no dividends (other than dividends in common stock or other shares of our capital stock ranking junior to the Series A Preferred Stock as to dividends) may be paid or declared and set aside for the payment or other distribution made upon our common stock, nor may we redeem, purchase, or otherwise acquire for value any shares of our common stock. Holders of Series A Preferred Stock are not entitled to any dividends in excess of full cumulative dividends. No interest accrues on dividend payments in arrears.

Conversion rights. Holders of the Series A Preferred Stock have the right, exercisable at any time and from time to time, except in the case of Series A Preferred Stock called for redemption or to be exchanged for exchange debentures, to convert all or any such preferred stock into shares of our common stock at a conversion price of $14.64 per share of common stock (equivalent to a conversion ratio of 6.8306 shares of common stock for each share of Series A Preferred Stock (equivalent to 1.708 shares of common stock for each depositary share), subject to adjustment. In the case of Series A Preferred Stock called for redemption or exchange, conversion rights will expire at the close of business on the last business day preceding the redemption date or exchange date. No fractional shares of common stock will be issued upon conversion and, if the conversion results in a fractional interest, we will pay an amount in cash equal to the value of such fractional interest based on the market price of our common stock on the last trading day prior to the date of conversion. The conversion price is subject to adjustment upon the occurrence of events specified in the Certificate of Designation, including (i) the issuance of shares of our common stock as a dividend or distribution on our common stock; (ii) the subdivision or combination of our outstanding common stock; and (iii) the issuance to substantially all holders of our common stock of rights or warrants to subscribe for or purchase common stock at a price per share less than the then current market price per share, as defined in the Certificate of Designation.
Liquidation preference. In the event of any liquidation, dissolution, or winding up of our affairs, whether voluntary or otherwise, after payment or provision for payment of our debts and other liabilities, the holders of the Series A Preferred Stock will be entitled to receive, out of our remaining net assets, $100.00 in cash for each share of the Series A Preferred Stock (equivalent to $25.00 per depositary share), plus an amount in cash equal to all dividends accumulated on each such share up to the date fixed for distribution, before any distribution is made to the holders of our common stock or any other shares of our capital stock ranking (as to any such distribution) junior to the Series A Preferred Stock. After such payment, holders of Series A Preferred Stock will not participate further in any distribution of assets.
Optional redemption. Subject to the requirements of Delaware law, we may redeem the Series A Preferred Stock, in whole or in part, at any time, at the redemption price of $100.00 per share (equivalent to $25.00 per depositary share) plus accumulated dividends.
Exchange. On any dividend payment date, we may exchange the Series A Preferred Stock, in whole, for our 8 1/2% Convertible Subordinated Exchange Debentures due July 1, 2012 (“Debentures”), at an exchange rate of $100.00 principal amount of Debentures for each share of Series A Preferred Stock (equivalent to $25.00 principal amount of Debentures for each depositary share). We may only make such exchange if there are no accumulated dividends on the depositary shares at that time.
Voting rights. In general, and subject to the Certificate of Designation, the holders of the Series A Preferred Stock may vote on any matter submitted to our stockholders, and on such matters, each share of Series A Preferred Stock is entitled to four votes (equivalent to one vote for each depositary share). However, if we have failed to declare and pay, or set apart for payment, in full the preferential dividends accumulated on the outstanding Series A Preferred Stock for any six quarterly dividend payment periods, whether or not consecutive, then the number of directors is increased by two and the holders of the Series A Preferred Stock, voting separately as a class, are entitled to elect two members of the board of directors until all accumulated dividends have been declared and paid or set apart for payment. There are currently six or more accumulated dividends on the Series A Preferred Stock, and the holders thereof currently have the voting rights specified in the preceding sentence. Until all accumulated dividends have been declared and paid or set apart for payment, the holders of Series A Preferred Stock have no other rights with respect to the election of directors, but continue to vote with holders of common stock on all other matters. In addition to the foregoing voting rights, the holders of Series A Preferred Stock have the voting rights provided under “Limitations” below and as required by law.
Limitations. In addition to any other rights provided by applicable law, so long as any shares of the Series A Preferred Stock are outstanding, we will not, without the affirmative vote, or the written consent as provided by law, of the holders of at least two-thirds of the outstanding shares of the Series A Preferred Stock, voting as a class:
•	authorize or issue any class or series of, or rights to subscribe to or acquire any security convertible into, capital stock ranking equally with or senior to the Series A Preferred Stock as to payment of dividends, or distribution of assets upon liquidation; or

•	change the preferences, rights, or powers with respect to the Series A Preferred Stock so as to affect the Series A Preferred Stock adversely.
Except as may otherwise be required by applicable law, a class vote or consent is not required (i) in connection with any increase in the total number of authorized shares of our common stock, or (ii) in connection with the authorization or increase of any class or series of shares ranking, as to dividends and distribution of assets upon liquidation, junior to the Series A Preferred Stock. No such vote or written consent of the holders of the Series A Preferred Stock is required if, at or prior to the time when the issuance of any such stock ranking prior to the Series A Preferred Stock is to be made or any such change is to take effect, as the case may be, provision is made for the redemption of all of the Series A Preferred Stock at the time outstanding.
Preemptive rights. No holder of the Series A Preferred Stock has preemptive rights to subscribe for or acquire any of our unissued shares or securities convertible into or carrying a right to subscribe to or acquire our shares.
Series B Junior Participating Preferred Stock
We have designated 300,000 shares of our preferred stock as Series B Junior Participating Preferred Stock, par value $1.00 per share (“Series B Preferred Stock”). These shares are issuable under our stockholder rights plan, which is described in more detail below under “—Antitakeover Provisions.” No shares of our Series B Preferred Stock are currently issued or outstanding.

Other Series of Preferred Stock
Subject to the limitations described above, under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock, in addition to the Series A Preferred Stock and the Series B Preferred Stock, in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock.
Warrant
We have issued SOF Investments a warrant, which is being registered for resale hereunder. For more information, see “DESCRIPTION OF WARRANT TO PURCHASE COMMON STOCK.”
Antitakeover Provisions
We are subject to Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless, among other exceptions, the interested stockholder attained such status with the prior approval of our board of directors. A business combination includes mergers, consolidations, asset sales, and other transactions involving us and an interested stockholder. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
Under our bylaws, any vacancy in a directorship elected by the holders of the Series A Preferred Stock, which we call a Preferred Stock Directorship, shall be filled in the manner specified in the Certificate of Designation, that is, by holders of Series A Preferred Stock or the remaining Preferred Stock Director. If any vacancy occurs (other than a vacancy in a Preferred Stock Directorship) or any new directorship is created by an increase in the authorized number of directors, that vacancy or newly created directorship may be filled only by a majority vote of the directors (other than the directors elected by the holders of the Series A Preferred Stock) then in office, even if less than a quorum. This provision could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.
Our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting. Our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chief executive officer or a majority of our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before a meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at a meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting and provided the information required by our bylaws. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.
The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Our charter does not include any greater vote requirements. Our bylaws may be amended or repealed by our board of directors or by the stockholders.
We currently have in effect a stockholder rights plan, which is governed by the terms and conditions contained in the Amended and Restated Rights Agreement dated as of February 7, 2003, between us and Computershare Trust Company, N.A., as rights agent, as amended. The following summary description of the rights agreement does not purport to be complete and is qualified in its entirety by reference to the rights agreement, a copy of which is an exhibit to the registration statement of which this prospectus is a part and is incorporated herein by reference.
Each share of common stock you purchase pursuant to this offering will have associated with it one preferred stock purchase right. Each preferred stock purchase right entitles the holder to purchase one one-hundredth of a share of our Series B Preferred Stock at an exercise price of $50.00, subject to adjustment by our board of directors in certain circumstances. Preferred stock purchase rights will only be exercisable under limited circumstances specified in the Amended and Restated Rights Agreement when there has been a distribution of the preferred stock purchase rights and such rights are no longer redeemable by us.

If any person or group becomes an “acquiring person” by acquiring beneficial ownership of 20% or more of the outstanding shares of our common stock, or 20% or more of the shares of our voting stock, or 20% or more of all of our equity securities, the “flip-in” provision of the Amended and Restated Rights Agreement will be triggered and the preferred stock purchase rights will entitle a holder, other than such acquiring person, any member of such group or any related person (as to whom such preferred stock purchase rights will be null and void) to acquire a number of additional shares of our common stock having a market value of twice the exercise price of each preferred stock purchase right. If we are involved in a merger or other business combination transaction after a person or group becomes an acquiring person, each preferred stock purchase right will entitle its holder, other than the acquiring person, to purchase, at the right’s then-current exercise price, a number of shares of the acquiring or surviving company’s common stock having a market value at that time of twice the preferred stock purchase right’s exercise price.
Pursuant to amendments to the rights agreement entered into in May 2007 and March 2008, Tontine will not be deemed to be an “acquiring person” for purposes of the agreement unless its beneficial ownership of our securities exceeds a percentage of our outstanding common stock (plus common stock issuable upon conversion of the convertible notes) that is generally equal to 34.5%. This partial exemption will not apply to persons who purchase our securities from Tontine, including purchasers in this offering, who would be limited by the shareholder rights plan in their ability to purchase more than 19.9% of our outstanding common stock.
The preferred stock purchase rights will expire February 2013 unless such date is extended or the preferred stock purchase rights are earlier redeemed or exchanged by us. Until a preferred stock purchase right is exercised, the holder of a right will have no rights as a stockholder with respect to the shares purchasable upon exercise of the preferred stock purchase right, including without limitation the right to vote or to receive dividends. The provisions of the Amended and Restated Rights Agreement, including the exercise price of the preferred stock purchase rights, may be amended by our board of directors, subject to the limitations contained in that agreement.
The preferred stock purchase rights have anti-takeover effects. The preferred stock purchase rights will cause substantial dilution to a person or group that attempts to acquire us in certain circumstances. Accordingly, the existence of the preferred stock purchase rights may deter certain acquirers from making takeover proposals or tender offers. However, the preferred stock purchase rights are not intended to prevent a takeover, but rather are designed to enhance the ability of our board of directors to negotiate with a potential acquirer on behalf of all of our stockholders.
Limitation of Liability and Indemnification Matters
As permitted by the Delaware General Corporation Law, our certificate of incorporation contains provisions that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of a corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:
•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.
Additionally, as permitted by the Delaware General Corporation Law, our bylaws provide that we shall indemnify our directors, officers, managers and supervisors to the extent such indemnification is not prohibited by the Delaware General Corporation Law and we shall advance expenses to our directors, officers, managers and supervisors in connection with a legal proceeding upon receipt of an undertaking to repay such expenses if it is ultimately determined that such person is not entitled to indemnification; the rights provided in our certificate of incorporation are not exclusive.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare, Ltd.
Listing
Our common stock is listed on the NYSE Amex under the symbol “WLB.”

DESCRIPTION OF WARRANT TO PURCHASE COMMON STOCK
The following is a brief description of the terms of the warrant that may be resold by one of the selling securityholders. This description is subject to and qualified in its entirety by reference to the warrant, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part. The warrant is also available upon request from us.
Original Issuance and Amendment of the Warrant
We entered into a $30 million bridge loan on June 29, 2006 with SOF Investments, L.P. (“SOF”) whereby we issued a note (the “SOF Note”) and agreed that if the loan was not repaid by June 29, 2007 we would issue a warrant with specified terms. When the loan was not repaid by June 29, 2007, a warrant was issued on such date exercisable for 150,000 shares of our common stock at an exercise price of $31.45 per share. At such time, we agreed to register the warrant and the underlying shares prior to September 27, 2007. In October 2007 (but effective as of August 20, 2007), in consideration for SOF’s consent for the sale of our power operations and maintenance businesses, we cancelled the warrant issued in June 2007 and issued SOF a new warrant to purchase 150,000 shares of our common stock at an exercise price of $25.00 per share. Our failure to register the resale of the warrant and shares underlying the warrant by May 26, 2008 caused an adjustment to the warrant increasing the shares purchasable upon exercise to 165,000 and decreasing the exercise price to $20.00 per share. The warrant provided certain monetary penalties if the warrant and shares purchasable upon exercise were not registered by February 20, 2009, equal to a percentage of the principal amount of the SOF Note outstanding on August 20, 2008. Since the SOF Note was repaid in March 2008, such monetary penalties are not applicable. Due to the dilutive effect of the issuance in March 2008 of the 9% senior secured convertible promissory notes to Tontine Partners, L.P. and Tontine Capital Partners, L.P. and the subsequent payment of interest in kind on March 31, June 30 and December 31, 2008, in each quarter in 2009, and on March 31, 2010 the warrant was further adjusted to increase the number of shares purchasable upon exercise to 173,410 and reduce the exercise price to $19.03 per share as of March 31, 2010. The exercise price and number of shares purchasable upon exercise of the warrant are subject to the further adjustments described below under the heading “—Adjustments to the Warrant.” The incremental 1,000 shares issuable pursuant to these anti-dilution adjustments, and any additional shares that become issuable due to the anti-dilution adjustments described below, are registered under the Securities Act on the registration statement of which this prospectus is a part pursuant to Rule 416.
Exercise of the Warrant
The current exercise price applicable to the warrant is $19.03 per share of common stock for which the warrant may be exercised. The warrant may be exercised at any time on or before August 20, 2010 by surrender of the warrant and a completed notice of exercise attached as an annex to the warrant and the payment of the exercise price for the shares of common stock for which the warrant is being exercised. The exercise price may be paid either in cash or by our withholding of such number of shares of common stock issuable upon exercise of the warrant equal to the value of the aggregate exercise price of the warrant, determined by reference to the Fair Market Value of our common stock, as such term is defined in the warrant. The exercise price applicable to the warrant is subject to the further adjustments described below under the heading “—Adjustments to the Warrant.”
Upon exercise of the warrant, certificates for the shares of common stock issuable upon exercise will be issued to the warrant holder. We will not issue fractional shares upon any exercise of the warrant. We will at all times reserve the aggregate number of shares of our common stock for which the warrant may be exercised.
Rights as a Securityholder
The warrant holder shall have no rights or privileges of the holders of our common stock, including any voting rights, until (and then only to the extent) the warrant has been exercised.
Adjustments to the Warrant
Adjustments in Connection with Stock Splits, Subdivisions, Certain Dividends, Certain Distributions, Reclassifications and Combinations . The number of shares for which the warrant may be exercised and the exercise price applicable to the warrant will be proportionately adjusted in the event we pay dividends in common stock, make distributions of our common stock or subdivide, combine or reclassify outstanding shares of our common stock.
Price Protection Adjustment. The number of shares for which the warrant may be exercised and the exercise price applicable to the warrant will be proportionately adjusted in the event we issue additional shares of common stock, including the issuance of options or convertible securities, without consideration or for a consideration per share or having an exercise or conversion price less than the greater of (A) the warrant exercise price in effect at the time or (B) the Fair Market Value in effect immediately prior to such issuance. The adjustment to the exercise price is determined, generally, by multiplying the exercise price by a fraction (i) the numerator of which is the number of shares outstanding (on a fully diluted basis) prior to the issuance plus the number of shares purchasable for the consideration being received in the issuance at the then current fair market value, and (ii) the denominator of which is the number of shares outstanding (on a fully diluted basis) plus the number of shares being issued.
Certain Repurchases. If at any time we shall repurchase, redeem, retire or otherwise acquire common stock for a consideration per share greater than the Fair Market Value per share as of the date of such redemption, the number of shares for which the warrant may be exercised and the exercise price applicable to the warrant will be proportionately adjusted
Reorganization. In the event of a reorganization, recapitalization, reclassification, consolidation, merger or similar transaction involving us in which the common stock is converted into or exchanged for securities, cash or other property, the warrant holder’s right to receive shares of our common stock upon exercise of the warrant shall be converted into the right to receive the securities, cash or properties that would have been received by the warrant holder if the warrant had been exercised immediately prior to such merger, consolidation or similar transaction.

USE OF PROCEEDS
We will not receive any of the proceeds from the sale of the securities by the selling securityholders. All proceeds from the sale of the offered securities will be for the account of the selling securityholders. If the warrant is exercised in full for cash, we will receive proceeds of approximately $3.3 million, which we intend to use for general corporate purposes.
SELLING SECURITYHOLDERS
The selling securityholders may, from time to time, offer and sell pursuant to this prospectus and any prospectus supplement any or all of the securities listed opposite their names below. When we refer to the “selling securityholders” in this prospectus or any prospectus supplement, we mean those persons listed in the tables below, as well as the pledgees and donees of the selling securityholders’ interests.
The tables below set forth the name of each selling securityholder and the securities that each selling securityholder listed below may offer pursuant to this prospectus and any prospectus supplement. Only those selling securityholders listed below or their pledgees or donees may offer and sell securities pursuant to this prospectus and any prospectus supplement. The selling securityholders may offer for sale pursuant to this prospectus and any prospectus supplement from time to time any or all of the securities listed below. Accordingly, no estimate can be given as to the securities that the selling securityholders will hold upon consummation of any such sales. In addition, the selling securityholders listed in the tables below may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their securities since the date as of which the information in the tables is presented.
Beneficial ownership of the securities by the selling securityholders is determined in accordance with Rule 13d-3(d) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the offered shares.
Securities of Tontine Affiliates
The selling securityholders include Tontine Partners, L.P. (“TP”), Tontine Capital Partners, L.P. (“TCP”) and certain affiliates (collectively, “Tontine”). Tontine obtained beneficial ownership of the shares of common stock covered by this prospectus through: (i) a private placement in March 2008, whereby we issued and sold 9% senior secured convertible promissory notes due March 4, 2013 in the original principal amount of $15,000,000 (the “Notes”), which were initially convertible into 1,500,000 shares of our common stock at a conversion price of $10.00 per share; and (ii) open market purchases of our common stock and depositary shares. In addition to the shares issuable upon conversion of the Notes, Tontine owns as of the date hereof, (i) 1,538,200 shares of our common stock, or approximately 15% of our common stock currently outstanding, and (ii) through depositary shares, shares of our Series A Preferred Stock convertible into 6,318 shares of our common stock.
We sold the Notes to TP and TCP pursuant to a Senior Secured Convertible Note Purchase Agreement dated March 4, 2008 (the “Note Purchase Agreement”). The Notes bear interest at a rate of 9% per annum, payable quarterly in cash or in kind at our option (subject to certain restrictions), and mature on March 4, 2013. The Notes may be converted, at the option of the holders, into shares of our common stock, initially at a conversion price of $10.00 per share. The number of shares of common stock into which the Notes may be converted will increase in the circumstances specified in the Note Purchase Agreement, including (i) our payment of interest on the Notes in kind and (ii) actions by us, such as the payment of dividends or distributions in shares of common stock and certain issuances of shares of common stock (or securities convertible or exercisable into or exchangeable for shares of common stock) at a price (or having a conversion, exercise or exchange price) less than the conversion price of the Notes then in effect. If we issue any such securities, the conversion price of the Notes will be reduced to such lower price. The Notes may not be converted into more than 1,877,946 shares of our common stock. As a result of our payment of interest on the Notes in kind on March 31, June 30 and December 31, 2008, in each quarter in 2009 and on March 31, 2010, the aggregate principal amount of the Notes increased to $17.64 million as of March 31, 2010 and the Notes are convertible into 1,764,640 shares of common stock. We may pay additional interest on the Notes in kind by issuing additional Notes, and the shares issuable upon conversion of such additional Notes that may be issued in the future are being registered for resale hereunder.
Pursuant to the Note Purchase Agreement, we agreed that, so long as Tontine owns 10% or more of our outstanding shares of common stock (including the shares of common stock issuable upon conversion of the Notes on an as-converted basis), (i) Tontine has the right to designate two persons for election to our board of directors, and the board of directors will consist of not more than nine members (or, if no preferred stock is outstanding, seven members) and (ii) Tontine has the right to designate one person to act as an observer at all board and committee meetings. As of the date hereof, Tontine has not elected to designate any individuals to our board of directors, but has designated in the past an observer to attend certain board and committee meetings. Tontine has the right to participate in rights offerings in respect of shares issuable upon conversion of the Notes, and, so long as it owns 10% or more of our outstanding shares of common stock, has a pre-emptive right to participate in any offering of shares to the extent required to maintain its percentage interest (including the shares of common stock issuable upon conversion of the Notes on an as-converted basis). Purchasers of shares in this offering will not have any of the rights of Tontine under the Note Purchase Agreement.

We have entered into a registration rights agreement with Tontine in which we agreed to register for resale all the shares of common stock owned by it, which obligation is being met through the preparation and filing of the shelf registration statement of which this prospectus is a part. Our obligation to register all securities held by Tontine for resale extends to all shares underlying the Notes, all shares issuable upon conversion of Series A Preferred Stock, any shares owned by Tontine and any shares Tontine may acquire in the future. We are required to maintain the effectiveness of the registration statement with respect to common stock to be sold by Tontine until all shares owned by Tontine have been sold, or the shares owned by Tontine are no longer Registrable Securities (as defined in the registration rights agreement). In the registration rights agreement, we have agreed to indemnify Tontine against certain liabilities incurred by it in connection with the sale of common stock hereunder, including liabilities arising under the Securities Act.
The following table includes information regarding ownership of our common stock by the Tontine affiliates, including the number of shares that may be sold by them under this prospectus. Other than as described herein, none of the selling securityholders has had any material relationship with Westmoreland for the past three years.

	Number of Shares		Shares Owned
	Owned Prior to	Shares Offered	After this Offering
Name	this Offering (5)	in this Offering	Number(6)	Percent of Outstanding
Tontine Capital Partners, L.P. (1) (3)	1,073,412	1,073,412	0	0
Tontine Capital Management, L.L.C. (3)	70,000	70,000	0	0
Tontine Partners, L.P. (2) (3)	1,452,014	1,452,014	0	0
Tontine Overseas Associates, L.L.C. (3)	201,665	201,665	0	0
Tontine Capital Overseas Master Fund II, L.P. (3) (4)	76,373	76,373	0	0
Jeffrey L. Gendell (3)	549,000	549,000	0	0
Total	3,422,464	3,422,464	0	0

(1)	Includes 134,439 shares of our common stock and 938,973 shares of our common stock issuable upon conversion of the Note held by TCP, assuming payment in kind of quarterly interest on the Note up to the share limitation.

(2)	Includes 506,723 shares of our common stock, 938,973 shares of our common stock issuable upon conversion of the Note held by TP, assuming payment in kind of quarterly interest on the Note up to the share limitation, and 6,318 shares of common stock issuable upon conversion of 3,700 of our depositary shares (with four depositary shares representing one share of our Series A Preferred Stock.)

(3)	Mr. Gendell is the managing member of (i) Tontine Capital Management, L.L.C., which serves as the general partner of Tontine Capital Partners, L.P., (ii) Tontine Management, L.L.C., which serves as the general partner of Tontine Partners, L.P., (iii) Tontine Overseas Associates, L.L.C., and (iv) and Tontine Asset Associates, L.L.C., which serves as the general partner of Tontine Capital Overseas Master Fund II, L.P. As such, Mr. Gendell is deemed to have or share voting and/or investment powers over, and beneficially own, the common stock being offered by the Tontine selling securityholders identified herein.

(4)	In March 2010, Tontine disclosed that it had reallocated ownership of 76,373 shares of common stock from Tontine Overseas Associates, L.L.C. to Tontine Capital Overseas Master Fund II, L.P.

(5)	Includes only shares for which the selling securityholders have sole dispositive power. Does not include any shares held by other Tontine entities for which the selling securityholder may be deemed to have beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended.

(6)	For purposes of calculating shares owned after this offering, it is assumed that the offered shares have been sold pursuant to this offering. The selling securityholders may have sold, transferred or otherwise disposed of all or a portion of its offered shares since the date on which they provided information regarding their securities in transactions exempt from the registration requirements of the Securities Act.
Securities Being Offered Pursuant to the Warrant
This prospectus covers a warrant and shares of common stock underlying the warrant sold as part of a June 2006 note purchase agreement whereby we issued to SOF a $30 million senior floating rate note as part of a financing transaction for our power plant project. As part of such financing, we issued to SOF a warrant for the purchase of 150,000 shares of common stock at an exercise price of $31.45 pursuant to an exemption from registration provided in Regulation D, Rule 506 under Section 4(2) of the Securities Act.
In October 2007 (but effective as of August 20, 2007), in consideration for SOF’s consent for the sale of our power operations and maintenance businesses, we canceled the warrant issued in June 2007 and issued SOF a new warrant to purchase 150,000 shares of the Company’s common stock at an exercise price of $25.00 per share. Our failure to register the resale of the warrant and shares underlying the warrant by May 26, 2008 caused an adjustment to the warrant increasing the shares purchasable upon exercise to 165,000 and decreasing the exercise price to $20.00 per share. Due to the dilutive effect of the issuance in March 2008 of the Notes and the subsequent payment of interest in kind on March 31, June 30 and December 31, 2008, in each quarter of 2009, and on March 31, 2010, the warrant was further adjusted to increase the number of shares purchasable upon exercise to 173,410 shares and reduce the exercise price to $19.03 per share as of March 31, 2010. The warrant expires on August 20, 2010. For more information, see “DESCRIPTION OF WARRANT TO PURCHASE COMMON STOCK” above. We are required, pursuant to the note purchase agreement, as amended, to register for resale the warrant and the shares of our common stock exercisable thereunder as described in the table below.

	Number of Securities
	Beneficially		Securities Beneficially Owned
	Owned Prior to	Securities Offered	After this Offering
Name	this Offering	in this Offering	Number(3)	Percent of Outstanding
SOF Investments, L.P.(1)	173,410 shares of common stock (2)	173,410 shares of common stock	0	0

SOF Investments, L.P.(1)	Warrant to Purchase 173,410 shares of common stock	Warrant to Purchase 173,410 shares of common stock	0	0

(1)	Represents securities owned by SOF. MSD Capital, L.P. (“MSD Capital”) is the general partner of SOF and may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by SOF. MSD Capital Management LLC is the general partner of MSD Capital and may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by MSD Capital. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of MSD Capital Management and may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by MSD Capital Management. Each of Messrs. Fuhrman, Phelan and Lisker disclaim beneficial ownership of such securities, except to the extent of the pecuniary interest of such person in such securities.

(2)	Consists of 173,410 shares of common stock issuable to SOF upon exercise of the warrant.

(3)	For purposes of calculating shares beneficially owned after this offering, it is assumed that the offered shares are sold pursuant to this offering and the selling securityholder acquires no additional shares of common stock before the completion of this offering. The selling securityholder may have sold, transferred or otherwise disposed of all or a portion of its offered securities since the date on which they provided information regarding their securities in transactions exempt from the registration requirements of the Securities Act.
Securities Being Offered by the Westmoreland Retirement Plan Trust
We plan to contribute a total of 1,000,000 shares of our common stock to our defined benefit pension plan known as the Westmoreland Coal Company Retirement Plan (the “Plan”) in partial satisfaction of cash contributions to the Plan that may be required in the future. The Westmoreland Coal Company Retirement Plan Trust (the “Trust”) is the trust formed to hold the assets of the Plan. The Plan is intended to be tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, and the Trust is intended to be exempt from taxation under Section 501(a) of the Internal Revenue Code of 1986, as amended. The Trust is funded by our contributions held for the sole benefit of Plan participants and beneficiaries, and to pay proper expenses of Plan administration.
To date, we have issued 650,000 shares of our common stock to the Plan. As of April 26, 2010, the Trust had sold 252,560 of those 650,000 shares and currently owns the remaining 397,440 shares. Under the terms of the Plan and applicable requirements of federal law, we may contribute common stock to the Plan having a value of up to 10% of the fair market value of all Plan assets immediately after the contribution. The exact number of shares to be contributed will therefore depend upon the market value of our common stock at the time of the contribution and the total value of all other Plan assets at the time of the contribution. The Plan’s assets are required by law to be managed in the best interest of participants in the Plan and their beneficiaries. The Westmoreland Retirement Benefits Administrative Committee, a committee of officers and management-level employees of Westmoreland that is responsible for overseeing the Plan, retained an independent registered investment advisor to manage, in its sole discretion, the Plan’s disposition of the contributed shares.

Number of Shares
	Beneficially		Shares Beneficially Owned
	Owned Prior to	Shares Offered	After this Offering
Name	this Offering	in this Offering (2)	Number(1)	Percent of Outstanding
Westmoreland Retirement Plan Trust	0	747,440	0	0

(1)	For purposes of calculating shares beneficially owned after this offering, it is assumed that the offered shares have been sold pursuant to this offering. The selling securityholder may have sold, transferred or otherwise disposed of all or a portion of its offered securities since the date on which it provided information regarding its securities in transactions exempt from the registration requirements of the Securities Act.

(2)	The actual number of shares to be contributed to the Plan will be based on the price of our common stock at the date of the contribution, the value of the other assets of the Plan at that date, and the amount required to be contributed to the Plan, all of which are unknown at this time. The Trust will offer for sale all of the shares of common stock we contribute.

PLAN OF DISTRIBUTION
The selling securityholders may, from time to time, sell any or all of their securities on any stock exchange, market or trading facility on which the shares are traded or in private transactions. If the securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. These sales may be at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or negotiated prices. The selling securityholders may use any one or more of the following methods when selling securities:
•	any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•	through the writing of options, whether such options are listed on an options exchange or otherwise;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales;
•	broker-dealers may agree with the selling securityholder to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale;
•	through the distribution of the shares by any selling stockholder to its partners, members or shareholders; and
•	any other method permitted pursuant to applicable law.
The selling securityholders may also sell shares under Rule 144 under the Securities Act of 1933 or another exemption to the registration requirements of that act, if available, rather than under this prospectus.
The selling securityholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principal or as an agent of any selling securityholder. Broker-dealers may agree with the selling securityholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for the selling securityholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principal may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.
From time to time, the selling securityholders may pledge, hypothecate or grant a security interest in some or all of the securities it owns. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling securityholders. As and when the selling securityholders take such actions, the number of securities offered under this prospectus on behalf of such selling securityholders will decrease. The plan of distribution for that selling securityholder’s securities will otherwise remain unchanged. In addition, the selling securityholders may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.
To the extent required under the Securities Act of 1933, the aggregate amount of selling securityholders’ securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the selling securityholders and/or purchasers of selling securityholders’ securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).
The selling securityholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

The selling securityholders may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with those selling securityholders, including, without limitation, in connection with distributions of the securities by those broker-dealers. The selling securityholders may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. The selling securityholders may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.
The selling securityholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.
Certain of the securities offered hereby or the warrants or notes exercisable for or convertible into such securities have been issued to the selling securityholders in transactions exempt from the registration requirements of the Securities Act of 1933. We agreed, in some instances, pursuant to registration rights agreements we entered into with the selling securityholders to register certain of the securities and other shares of common stock owned by such selling securityholders under the Securities Act of 1933, and to keep the registration statement of which this prospectus is a part effective until the date on which the selling securityholders have sold all of the securities. Subject to certain limitations, we have agreed to pay all expenses in connection with this offering, but not including fees, discounts or commissions to any underwriter.
In the case of the common stock to be sold by the Trust, all sales of shares of common stock shall be made at the direction and in the sole discretion of an investment manager.
We will not receive any proceeds from sales of any securities by the selling securityholders.
We cannot assure you that the selling securityholders will sell all or any portion of the securities offered hereby.
LEGAL MATTERS
The validity of the securities offered by this prospectus has been passed upon by Davis Graham & Stubbs LLP, Denver, Colorado.
EXPERTS
Our consolidated financial statements as of December 31, 2009 and the year then ended included in our Annual Report (Form 10-K) for the year ended December 31, 2009 (including the schedule appearing therein), and the effectiveness of our internal control over financial reporting as of December 31, 2009, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
Our consolidated financial statements as of December 31, 2008, and for each of the years in the two-year period ended December 31, 2008 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2008 and 2007 consolidated financial statements contain an explanatory paragraph that states that we have suffered recurring losses from operations, have a working capital deficit, and had a net capital deficiency, which raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND MORE INFORMATION
We are subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and as a result file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to below, as well as on our website, http://www.westmoreland.com. This reference to our website is an inactive textual reference only, and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to the securities.
You may read and copy the reports and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1 (800) SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only, and is not a hyperlink.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
Some of the information that you should consider in deciding whether to invest in the securities is not included in this prospectus, but rather is incorporated by reference to certain reports that we have filed with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in the prospectus. The information incorporated by reference in this prospectus contains important business and financial information. We incorporate by reference the following documents filed by us with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

Commission Filing (File No. 001-11155)	Period Covered or Date of Filing
Annual Report on Form 10-K	Year ended December 31, 2009

Definitive Proxy Statement on Schedule 14A relating to our annual meeting of stockholders to be held on May 20, 2010	March 29, 2010

Current Report on Form 8-K	April 5, 2010

The description of the common stock, $2.50 par value per share, contained in our registration statement on Form 8-A filed with the SEC, including any amendment or report filed for the purpose of amending such description.
May 22, 1992; March 12, 1999

The description of the Depositary Shares representing interests in the Series A Convertible Exchangeable Preferred Stock, contained in our registration statement on Form 8-A filed with the SEC, including any amendment or report filed for the purpose of amending such description.
June 23, 1992; March 12, 1999

The description of the Preferred Stock Purchase Rights contained in our registration statement on Form 8-A filed with the SEC, including any amendment or report filed for the purpose of amending such description.
February 1, 1993, March 12, 1999, February 7, 2003, May 4, 2007, March 6, 2008

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits have been specifically incorporated by reference thereto. You may request a copy of these reports or documents, at no cost, by writing or telephoning us at the following address:
Westmoreland Coal Company
2 North Cascade, 2 nd Floor
Colorado Springs, CO 80903
Phone: (719) 442-2600
You should rely only on the information contained in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus and any prospectus supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.
The information in this prospectus and any prospectus supplement may not contain all of the information that may be important to you. You should read the entire prospectus and any prospectus supplement, as well as the documents incorporated by reference in the prospectus and any prospectus supplement, before making an investment decision.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by us (except any underwriting discounts and commissions and expenses incurred by the selling securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling securityholders in disposing of the securities). All amounts shown are estimates except the SEC registration fee and the NYSE Amex Additional Listing Fee.

Registration Fee—Securities and Exchange Commission	$1,897.55
NYSE Amex Additional Listing Fee	$20,000
Legal Fees and Expenses	$15,500
Accountants Fees and Expenses	$10,000

Total	$47,397.55

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 102 of the Delaware General Corporation Law allows a corporation to eliminate or limit the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our Restated Certificate of Incorporation limits the liability of directors to the extent permitted by Delaware law.
Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances. Section 145 also permits us to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not we would have the power to indemnify such person against such liability.
Our bylaws obligate us to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, either civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or supervisor or manager of us or a constituent corporation absorbed in a consolidation or merger, or while our director, officer or supervisor or manager is or was serving at our request or at the request of a constituent corporation absorbed in a consolidation or merger, as a director, officer or supervisor or manager of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, whether or not the indemnified liability arises or arose from any threatened, pending or completed action by or in the right of the corporation to the extent that such person is not otherwise indemnified and to the extent such indemnification is not prohibited by applicable law. Our bylaws also obligate us to pay any such person’s expenses in advance of the final disposition of any such proceeding, if such person undertakes to repay any amount so advanced if it shall ultimately be determined that he is not entitled to be indemnified by us.
Under our bylaws, our obligation to indemnify, including the duty to advance expenses, is a contract between our company and each person entitled to indemnification, and no modification or repeal of our bylaws may affect, to the detriment of any such person, our obligations in connection with a claim based on any act or failure to act occurring before such modification or repeal.
Our bylaws also permit us to purchase and maintain insurance, and we have purchased insurance on behalf of our directors and officers.
Under our bylaws, the rights to indemnification and advance of expenses are not exclusive of any other right to which an indemnified person may be entitled, and all such rights shall inure to the benefit of the indemnified person and his or her heirs, executors and administrators.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES
Tontine Note Purchase Agreement March 2008
On March 4, 2008, we completed the sale of senior secured convertible notes (the “Notes”) to Tontine Partners, L.P. and Tontine Capital Partners, L.P. (collectively, the “Tontine Purchasers”). The sale was completed pursuant to a Senior Secured Convertible Note Purchase Agreement dated as of March 4, 2008 (the “Note Purchase Agreement”) among the Company, the Tontine Purchasers, and Tontine Capital Associates, L.P., as collateral agent.
The Notes bear interest at a rate of 9% per annum, payable in cash or in kind at our option, and are payable in full on March 4, 2013. The Tontine Purchasers may convert the Notes into shares of our common stock, par value $2.50 per share, initially at a conversion price of $10.00 per share. The number of shares of common stock into which the Notes may be converted would increase in the circumstances specified in the Note Purchase Agreement, including (i) our payment of interest on the Notes in kind and (ii) actions by us (including the payment of dividends or distributions in shares of common stock and certain issuances of shares of common stock (or securities convertible or exercisable into or exchangeable for shares of common stock) at a price (or having a conversion, exercise or exchange price) less than the conversion price of the Notes then in effect), but the Notes may not be converted into more than 1,877,946 shares of common stock. Pursuant to the interest feature of the Notes, we issued shares of common stock to the Tontine Purchasers on the March 31, June 30 and December 31, 2008, on all 2009 payment dates and on March 31, 2010. As such, the aggregate principal amount of the Notes increased to $17.64 million as of March 31, 2010 and the Notes were convertible into 1,764,640 shares of common stock as of such date. We offered and sold the Notes and the shares paid as interest on the Notes in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.
SOF Investments Note Purchase Agreement March 2006
We funded our ROVA acquisition in part with a $30.0 million loan facility from SOF Investments, L.P., or SOF, in March 2006. In June 2007, we exercised our option to extend the term on the SOF loan for three more years. In conjunction with the extension of the SOF loan, we issued a warrant to purchase 150,000 shares of common stock to SOF at a premium of 15% to the then current stock price, or $31.45 per share. The securities issued to SOF, an accredited investor, as part of this transaction were issued pursuant to an exemption from registration provided in Regulation D, Rule 506 under Section 4(2) of the Securities Act.
In October 2007 (but effective as of August 20, 2007), in consideration for SOF’s consent for the sale of the our power operations and maintenance businesses, we canceled the warrant issued in June and issued SOF a new warrant to purchase 150,000 shares of the Company’s common stock at an exercise price of $25. Our failure to register the resale of the warrant and shares underlying the warrant by May 26, 2008 caused an adjustment to the warrant increasing the exercisable shares to 165,000 and decreasing the exercise price to $20. Due to the dilutive issuance in March 2008 of the 9% senior secured convertible note to Tontine Partners, L.P. and Tontine Capital Partners, L.P. and the subsequent payment of interest in kind on March 31, June 30 and December 31, 2008, in each quarter of 2009, and on March 31, 2010, the warrant has further adjusted to 173,410 shares at an exercise price of $19.03. The securities issued to SOF, an accredited investor, were issued pursuant to an exemption from registration provided under Section 4(2) of the Securities Act, as amended.
Pension Issuances in 2009 and 2010
On June 18, June 30 and July 1, 2009, we made contributions totaling 500,000 shares of common stock to our employee pension plans (the “Plans”) to satisfy certain funding obligations. The common stock was valued at 100,000 shares at $9.12, 388,000 shares at $8.10, and 12,000 shares at $8.17 or approximately $4.1 million in the aggregate. On January 12, 2010, we made a contribution of 100,000 shares of common stock to the Plans, valued at $10.95 per share or $1,095,000 in the aggregate. On March 5 and March 8, 2010, we made a contribution of 50,000 shares of common stock to the Plans, valued at 40,000 shares at $12.84 per share and 10,000 shares at $12.47 per share or approximately $650,000 in the aggregate. The shares of common stock were contributed to the Plans in lieu of cash contributions in private placement transactions made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. We will not receive any proceeds from the contributions.

ITEM 16. EXHIBITS.
See Exhibit Index on Page II-5 of this registration statement.
ITEM 17. UNDERTAKINGS.
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however , that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, Westmoreland Coal Company has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Colorado Springs, State of Colorado, on April 29, 2010.

Westmoreland Coal Company
By:	/s/ Keith E. Alessi
Keith E. Alessi
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Keith E. Alessi Keith E. Alessi	President, Chief Executive Officer (Principal Executive Officer) and Director	April 29, 2010

/s/ Kevin A. Paprzycki Kevin A. Paprzycki	Chief Financial Officer (Principal Financial and Accounting Officer)	April 29, 2010

* Michael R. D’Appolonia	Director	April 29, 2010

* Thomas J. Coffey	Director	April 29, 2010

* Richard M. Klingaman	Director	April 29, 2010

* William M. Stern	Director	April 29, 2010

/s/ Keith E. Alessi * Keith E. Alessi as Attorney-in-fact		April 29, 2010

EXHIBIT INDEX

			Incorporated by Reference
Exhibit				File				Filed
Number		Exhibit Description	Form	Number	Exhibit		Filing Date	Herewith
3.1		Restated Certificate of Incorporation	S-1	333-117709	3.1		7/28/2004
3.2		Certificate of Correction to the Restated Certificate of Incorporation	8-K	001-11155	3.1		10/21/2004
3.3		Certificate of Amendment to the Restated Certificate of Incorporation	8-K	001-11155	3.1		9/07/2007
3.4		Certificate of Amendment to the Restated Certificate of Incorporation	8-K	001-11155	3.2		9/07/2007
3.5		Amended and Restated Bylaws	8-K	001-11155	3.1		4/11/2008
4.1		Certificate of Designation of Series A Convertible Exchangeable Preferred Stock	10-K	001-11155	3	(a)	3/15/1993
4.2		Indenture between Westmoreland Coal Company (WCC) and Fidelity Bank National Association relating to the Exchange Debentures	S-1	333-117709	4.2		7/28/2004
4.3		Form of Exchange Debenture	S-1	333-117709	4.3		7/28/2004
4.4		Deposit Agreement among WCC, First Chicago Trust Company of New York and the Holders	S-1	333-117709	4.4		7/28/2004
4.5		Common Stock certificate	S-2	33-1950	4	(c)	12/04/1985
4.6		Preferred Stock certificate	S-2	33-47872	4.6		5/13/1992
4.7		Form of Depository Receipt	S-1	333-117709	4.5		7/28/2004
4.8		Amended and Restated Rights Agreement, dated 2/07/2003, between WCC and EquiServe Trust Company	8-K	001-11155	4.1		02/07/2003
4.9		First Amendment to Amended and Restated Rights Agreement dated 5/02/ 2007, between WCC and Computershare Trust Company	8-A	001-11155	(l	)	05/04/2007
4.10		Second Amendment to Amended and Restated Rights Agreement dated March 4, 2008, between WCC and Computershare Trust Co.	8-A	001-11155	(l	)	03/06/2008
4.11		Warrant dated August 20, 2007, in favor of SOF Investments, L.P.	10-K	001-11155	4.11		03/31/2008

Other debt instruments are omitted in accordance with Item 601(b)(4)(iii)(A) of Regulation S-K. Copies of such agreements will be furnished to the Securities and Exchange Commission upon request.

5.1		Legal opinion of Davis, Graham & Stubbs LLP (previously filed)	S-1	333-158577	5.1		04/14/2009
10.1	*	Amended and Restated 2007 Equity Incentive Plan for Employees and Non-Employee Directors	10-K	001-11155	10.1		03/12/2010
10.2	*	Form of ISO Agreement	10-Q	001-11155	10.1		05/09/2008
10.3	*	Form of NQSO Agreement for directors	10-Q	001-11155	10.2		05/09/2008
10.4	*	Form of NQSO Agreement for persons other than directors	10-Q	001-11155	10.3		05/09/2008
10.5	*	Form of Restricted Stock Agreement for directors with time-based vesting	10-K	001-11155	10.11		03/13/2009
10.6	*	Form of Restricted Stock Agreement for directors	10-K	001-11155	10.12		03/13/2009
10.7	*	Form of Restricted Stock Agreement for employees	8-K	001-11155	10.1		07/02/2009
10.8	*	Form of Restricted Stock Unit Agreement	8-K	001-11155	10.2		07/02/2009
10.9	*	Severance Policy	10-K	001-11155	10.14		03/13/2009
10.10	*	Annual Incentive Plan	10-Q	001-11155	10.1		08/10/2009
10.11		Amended Coal Mining Lease between Westmoreland Resources, Inc. (WRI) and Crow Tribe dated 11/26/1974, as amended in 1982	10-Q	0-752	10	(a)	05/15/1992
10.12		Amendment to Amended Coal Mining Lease between the Crow Tribe and WRI dated 12/02/1994	10-K	001-11155	10.16		03/13/2009

		Incorporated by Reference
Exhibit			File			Filed
Number	Exhibit Description	Form	Number	Exhibit	Filing Date	Herewith
10.13	Exploration and Option to Lease Agreement between the Crow Tribe and WRI dated 2/13/2004	10-K/A	001-11155	10.17	05/08/2009
10.14	Crow Tribal Lands Coal Lease between the Crow Tribe and WRI dated 2/13/2004	10-K/A	001-11155	10.51	05/08/2009
10.15	Master Agreement dated 1/04/1999, between WCC and the UMWA	8-K	001-11155	99.2	02/04/1999
10.16	Amended and Restated Coal Supply Agreement dated 8/24/1998, among Montana Power Company, et al and Western Energy Company (WECO)	10-Q/A	001-11155	10.1	07/25/2007
10.17	Coal Transportation Agreement dated July 10, 1981, among Montana Power Company, et al and WECO	10-Q/A	001-11155	10.2	07/25/2007
10.18	Amendment No. 1 to the Coal Transportation Agreement dated September 14, 1987, among Montana Power Company, et al and WECO	10-Q/A	001-11155	10.3	07/25/2007
10.19	Amendment No. 2 to the Coal Transportation Agreement dated 8/24/1998, among Montana Power Company, et al and WECO	10-Q/A	001-11155	10.4	07/25/2007
10.20	Third Amendment and Restatement of the Power Purchase and Operating Agreement between Westmoreland-LG&E Partners and Virginia Electric and Power Company for ROVA I	10-Q	001-11155	10.2	11/06/2006
10.21	Second Amendment and Restatement of the Power Purchase and Operating Agreement between Westmoreland-LG&E Partners and Virginia Electric and Power Company for ROVA II	10-Q	001-11155	10.3	11/06/2006
10.22	Amended and Restated Lignite Supply Agreement dated 9/28/2007, between NRG Texas Power LLC and Texas Westmoreland Coal Co.	10-Q	001-11155	10.1	03/17/2008
10.23	First Amendment to Amended and Restated Lignite Supply Agreement dated 6/26/2008, between Texas Westmoreland Coal Co. and NRG Texas Power LLC	8-K	001-11155	10.9	06/26/2008
10.24	Guaranty Agreement dated 9/28/2007, by WCC for the benefit of NRG Texas Power LLC	10-K	001-11155	10.43	03/31/2008
10.25	Business Loan Agreement dated 10/29/2007, between WRI and First Interstate Bank (FIB)	8-K	001-11155	10.1	11/02/2007
10.26	Amendment to Business Loan Agreement and Commercial Security Agreement dated 10/16/2008, between FIB and WRI	8-K	001-11155	10.5	10/21/2008
10.27	Amendment No. 3 to Business Loan Agreement dated 11/09/2009, between FIB, WCC and WRI	10-Q	001-11155	10.5	11/09/2009
10.28	Change in Terms Agreement dated 11/06/2009, between WRI and FIB	10-Q	001-11155	10.6	11/09/2009
10.29	Change in Terms Agreement dated 11/06/2009, between WRI and FIB	10-Q	001-11155	10.7	11/09/2009
10.30	Second Amended and Restated Loan Agreement, dated 2/11/2008, among Westmoreland and Prudential	10-K	001-11155	10.45	03/31/2008
10.31	Second Amended and Restated Assignment and Security Agreement, dated 2/11/2008, between Westmoreland and Prudential	10-K	001-11155	10.46	03/31/2008
10.32	Third Amended and Restated General Partner Security and Limited Guaranty Agreement, dated 2/11/2008, among Westmoreland and Prudential	10-K	001-11155	10.47	03/31/2008

		Incorporated by Reference
Exhibit			File			Filed
Number	Exhibit Description	Form	Number	Exhibit	Filing Date	Herewith
10.33	Senior Secured Convertible Note Purchase Agreement dated 3/04/2008 among WCC and Tontine	8-K	001-11155	10.1	03/06/2008
10.34	Registration Rights Agreement dated 3/04/2008, among WCC and Tontine	8-K	001-11155	10.2	03/06/2008
10.35	Guaranty dated 3/04/2008, from WRI in favor of Tontine Partners, LP and Tontine Capital Partners, LP	8-K	001-11155	10.3	03/06/2008
10.36	Security Agreement dated 3/04/2008, between WRI and Tontine Capital Associates, LP	8-K	001-11155	10.4	03/06/2008
10.37	Pledge Agreement dated 3/04/2008, among WCC, WRI and Tontine Capital Associates, LP	8-K	001-11155	10.5	03/06/2008
10.38	Note Purchase Agreement dated 6/26/2008 among Westmoreland Mining LLC (WML) and institutional investors	8-K	001-11155	10.1	06/26/2008
10.39	Continuing Agreement of Guaranty and Suretyship dated 6/26/2008 from various WML subsidiaries	8-K	001-11155	10.2	06/26/2008
10.40	Security Agreement dated 6/26/2008 among WML and U.S. Bank NA	8-K	001-11155	10.3	06/26/2008
10.41	Pledge Agreement dated 6/26/2008 among WCC, WML and U.S. Bank NA, for the benefit of the noteholders	8-K	001-11155	10.4	06/26/2008
10.42	Amended and Restated Credit Agreement dated 6/26/2008 among WML and PNC Bank, NA	8-K	001-11155	10.5	06/26/2008
10.43	Amended and Restated Continuing Agreement of Guaranty dated 6/26/2008 from various WML subsidiaries in favor of PNC Bank, NA	8-K	001-11155	10.6	06/26/2008
10.44	Amended and Restated Security Agreement dated 6/26/2008 among WML and U.S. Bank	8-K	001-11155	10.7	06/26/2008
10.45	Amended and Restated Pledge Agreement dated 6/26/2008 among WCC, WML and U.S. Bank	8-K	001-11155	10.8	06/26/2008
10.46	Waiver and Consent	8-K	001-11155	10.1	10/09/2009
10.47	Waiver and Consent	8-K	001-11155	10.2	10/09/2009
10.48	Membership Interest Purchase Agreement among WRI, WRI Partners, Inc., Absaloka Coal, LLC and Feedstock Investments IV, LLC dated 10/16/2008	8-K	001-11155	10.1	10/21/2008
10.49	Form of Fixed Payment Note	8-K	001-11155	10.3	10/21/2008
10.50	Form of Contingent Payment Note	8-K	001-11155	10.4	10/21/2008
10.51	Settlement Agreement and Mutual Release Concerning Reclamation Disputes dated March 30, 2010	8-K	001-11155	10.1	4/05/2010
21.1	Subsidiaries of WCC	10-K	001-11155	21.1	03/12/2010
23.1	Consent of Davis, Graham & Stubbs LLP (included in Exhibit 5.1)	S-1	333-158577	5.1	04/14/2009
23.2	Consent of Ernst & Young LLP					X
23.3	Consent of KPMG LLP					X
24	Power of Attorney	S-1	333-158577	24	04/14/2009

*	Compensatory benefit plan or arrangement or management contract.